Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the first quarter ended March 31, 2016, has been derived from TOTAL’s unaudited consolidated financial statements for the first quarter ended March 31, 2016 included in this exhibit.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this exhibit and with the information, including the audited financial statements and related notes, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2015, filed with the Securities and Exchange Commission (“SEC”) on March 16, 2016.

A.	KEY FIGURES FROM THE CONSOLIDATED ACCOUNTS OF TOTAL

in millions of dollars (except earnings per share and number of shares)	1Q16	4Q15	1Q15	1Q16 vs 1Q15
Sales	32,841	37,749	42,313	-22%
Adjusted net operating income from business segments(a)
• Upstream	498	748	1,359	-63%
• Refining & Chemicals	1,128	1,007	1,100	+3%
• Marketing & Services	252	530	321	-21%
Equity in net income (loss) of affiliates	498	600	590	-16%
Fully-diluted earnings per share ($)	0.67	(0.71)	1.16	-42%
Fully-diluted weighted-average shares (millions)	2,350	2,329	2,285	+3%
Net income (Group share)	1,606	(1,626)	2,663	-40%
Investments(b)	4,908	6,594	8,809	-44%
Divestments	985	2,297	2,984	-67%
Net investments(c)	3,923	4,289	5,825	-33%
Organic investments(d)	4,615	6,365	6,069	-24%
Cash flow from operations	1,881	4,838	4,387	-57%

(a)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.
(b)	Including acquisitions and increases in non-current loans.
(c)	“Net investments” = gross investments — divestments — repayment of non-current loans — other operations with non-controlling interests.
(d)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. See page 9 of this exhibit.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may also be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s consolidated interim financial statements, see pages 17-21 and 30-34 of this exhibit.

The Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.	Upstream segment

•	Environment — liquids and gas price realizations(a)

	1Q16	4Q15	1Q15	1Q16 vs 1Q15
Brent ($/b)	33.9	43.8	53.9	-37%
Average liquids price ($/b)	31.0	38.1	49.5	-37%
Average gas price ($/Mbtu)	3.46	4.45	5.38	-36%
Average hydrocarbons price ($/boe)	26.4	33.1	41.8	-37%

(a)	Consolidated subsidiaries, excluding fixed margins.

•	Production

Hydrocarbon production	1Q16	4Q15	1Q15	1Q16 vs 1Q15
Combined production (kboe/d)	2,479	2,352	2,395	+4%
• Liquids (kb/d)	1,286	1,251	1,240	+4%
• Gas (Mcf/d)	6,441	5,993	6,312	+2%

Hydrocarbon production was 2,479 thousand barrels of oil equivalent per day (kboe/d) in the first quarter 2016, an increase of 4% compared to the first quarter 2015, due to the following:

•	+4% due to new project start ups and ramp ups, notably Termokarstovoye, Laggan-Tormore, Surmont, Lianzi, Gladstone LNG and Moho Phase 1b;

•	-3% due to shutdowns in Yemen and the security situation in Nigeria; and

•	+3% due to the price effect(1), a lower level of maintenance and good field performance, partially offset by natural decline.

Compared to the fourth quarter 2015, production increased by more than 5%.

(1)	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production normally decreases.

•	Results

in millions of dollars, except effective tax rate	1Q16	4Q15	1Q15	1Q16 vs 1Q15
Non-Group sales	3,466	3,457	5,225	-34%
Operating income	(317)	(5,106)	199	n/a
Adjustments affecting operating income	459	5,511	1,332	-66%
Adjusted operating income(a)	142	405	1,531	-91%
Effective tax rate(b)	-7.0%	55.1%	48.6%
Adjusted net operating income(a)	498	748	1,359	-63%
• Including income from equity affiliates	269	415	503	-47%
Investments	4,237	5,293	8,151	-48%
Divestments	915	1,402	1,162	-21%
Organic investments	4,146	5,108	5,511	-25%
Cash flow from operations	2,113	2,624	3,525	-40%

(a)	1Q15 data as republished in 2Q15 following the reclassification in the statement of income of certain taxes related to the participation in the ADCO concession. Detail of adjustment items shown in the business segment information starting on page 17 of this exhibit.
(b)	“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income — income from equity affiliates — dividends received from investments + tax on adjusted net operating income).

The average hydrocarbon price was $26.4/b in the first quarter 2016, a decrease of 37% compared to the first quarter 2015, in line with the drop in the Brent price. In this context, Upstream cash flow from operations was $2,113 million, a 40% decrease compared to $3,525 million in the first quarter 2015. Operating cash flow from operating activities before changes in working capital at replacement cost was $1,831 million, a 37% decrease compared to $2,919 million in the first quarter 2015.

Benefiting from the lowest technical costs among the majors, Upstream generated an adjusted net operating income of $498 million in the first quarter 2016. The 4% increase in production, reduced operating costs and lower exploration expense partially compensated the negative impact of the oil price environment.

Adjusted net operating income for the Upstream segment excludes special items. In the first quarter 2016, the exclusion of special items had a negative impact on the segment’s adjusted net operating income of $168 million, consisting essentially of the gain on the sale of the FUKA gas pipeline network in the North Sea, compared to a positive impact of $759 million in the first quarter 2015, consisting essentially of the impairment of assets in Libya and Yemen due to the deteriorated security situation this quarter, partially offset by the gain on the sale of interests in onshore fields in Nigeria as well as the effect of fiscal change in the United Kingdom.

B.2.	Refining & Chemicals segment

•	Refinery throughput and utilization rates(a)

	1Q16	4Q15	1Q15	1Q16 vs 1Q15
Total refinery throughput (kb/d)	2,105	2,012	2,013	+5%
• France	756	682	737	+3%
• Rest of Europe	844	831	795	+6%
• Rest of world	505	499	481	+5%
Utilization rates(b)
• Based on crude only	91%	87%	86%
• Based on crude and other feedstock	94%	88%	88%

(a)	Includes share of TotalErg, as well as refineries in South Africa and the French Antilles that are reported in the Marketing & Services segment. The condensate splitters at Port Arthur and Daesan are also included and 2015 figures have been restated.
(b)	Based on distillation capacity at the beginning of the year.

The utilization rate of 94% in the first quarter 2016 was a significant achievement and refinery throughput increased by 5% compared to the first quarter 2015. The segment benefited from fewer units being shut down and continues to take advantage of the improved availability of its sites.

•	Results

in millions of dollars, except the ERMI	1Q16	4Q15	1Q15	1Q16 vs 1Q15
European refining margin indicator - ERMI ($/t)	35.1	38.1	47.1	-25%
Non-Group sales	13,938	15,969	17,464	-20%
Operating income	1,090	529	1,529	-29%
Adjustments affecting operating income	207	468	(194)	n/a
Adjusted operating income(a)	1,297	997	1,335	-3%
Adjusted net operating income(a)	1,128	1,007	1,100	+3%
• Including Specialty Chemicals(b)	116	117	116	—
Investments	259	586	434	-40%
Divestments	29	836	1,766	-98%
Organic investments	232	494	410	-43%
Cash flow from operations	(421)	2,127	314	n/a

(a)	Detail of adjustment items shown in the business segment information starting on page 17 of this exhibit.
(b)	Hutchinson and Atotech; Bostik until February 2015.

The environment in the first quarter 2016 remained globally favorable in the Refining & Chemicals segment. Underpinned by gasoline demand, the Group’s European refining margin indicator (“ERMI”) was in line with TOTAL’s 2016 planning assumption of $35/t, a decrease of 25% compared to the first quarter 2015. Petrochemical margins remained high due to strong demand for polymers and lower feedstock prices. Refining & Chemicals cash flow from operations was negative $421 million in the first quarter 2016 compared to positive $314 million in the first quarter 2015. Operating cash flow from operating activities before changes in working capital at replacement cost was $1,319 million in the first quarter 2016, a decrease of 4% compared to $1,380 million in the first quarter 2015.

Despite the decline in refining margins, adjusted net operating income from the Refining & Chemicals segment was $1,128 million in the first quarter 2016 due in particular to higher throughput and excellent operational performance.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the first quarter 2016, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $133 million compared to a negative impact of $150 million in the first quarter 2015. The exclusion of special items in the first quarter 2016 had a positive impact on the segment’s adjusted net operating income of $4 million compared to a negative impact of $595 million in the first quarter 2015, consisting essentially of the gain on the sale of Bostik.

B.3.	Marketing & Services segment

•	Petroleum product sales

Sales in kb/d(a)	1Q16	4Q15	1Q15(b)	1Q16 vs 1Q15
Total Marketing & Services sales	1,757	1,797	1,824	-4%

• Europe	1,062	1,065	1,106	-4%
• Rest of world	695	732	718	-3%

(a)	Excludes trading and bulk refining sales, which are reported under the Refining & Chemicals segment (see page 8 of this exhibit); includes share of TotalErg.
(b)	1Q15 volumes restated.

Petroleum product sales decreased by 4% in the first quarter 2016 compared to the first quarter 2015, mainly due to the sale of Totalgaz and the French Antilles refinery, which represented 2% of the product sales in the second quarter 2015, as well as lower heating fuel sales in Europe.

•	Results

in millions of dollars	1Q16	4Q15	1Q15	1Q16 vs 1Q15
Non-Group sales	15,433	18,326	19,620	-21%
Operating income	254	529	438	-42%
Adjustments affecting operating income	77	162	7	x11
Adjusted operating income(a)	331	691	445	-26%
Adjusted net operating income(a)	252	530	321	-21%
• Including New Energies	(37)	277	(42)	n/a
Investments	390	689	215	+81%
Divestments	37	56	52	-29%
Organic investments	220	736	143	+54%
Cash flow from operations	240	289	644	-63%

(a)	Detail of adjustment items shown in the business segment information starting on page 17 of this exhibit.

Adjusted net operating income from the Marketing & Services segment was $252 million in the first quarter 2016, impacted by the items mentioned above, with portfolio changes accounting for -$40 million. Marketing & Services cash flow from operations was $240 million in the first quarter 2016, a decrease of 63% compared to $644 million in the first quarter 2015. Operating cash flow from operating activities before changes in working capital at replacement cost was $362 million in the first quarter 2016, a decrease of 13% compared to $418 million in the first quarter 2015.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the first quarter 2016, the exclusion of the inventory valuation effect had a positive impact on the segment’s adjusted net operating income of $50 million compared to a positive impact of $5 million in the first quarter 2015. The exclusion of special items in the first quarter 2016 had a positive impact on the segment’s adjusted net operating income of $14 million compared to a positive impact of $89 million in the first quarter 2015.

C.	GROUP RESULTS – FIRST QUARTER OF 2016

•	Net income (Group share)

Net income (Group share) in the first quarter 2016 was $1,606 million compared to $2,663 million in the first quarter 2015, a decrease of 40% mainly due to weaker Upstream performance resulting from the unfavorable economic conditions.

In the first quarter 2016, adjustment items(1) had a negative impact on net income (Group share) of $30 million. This includes a negative $183 million inventory effect and a positive $150 million mainly relating to the gain on the sale of the FUKA gas pipeline network in the North Sea.

In the first quarter 2015, adjustment items had a positive impact on net income (Group share) of $61 million, which includes the impairment of assets in Libya and Yemen due to the deteriorated security situation this quarter, partially offset by the gain on the sale of Bostik and the interests in several onshore fields in Nigeria, as well as the effect of fiscal changes in the United Kingdom.

The number of fully-diluted shares was 2,351 million on March 31, 2016, compared to 2,286 million on March 31, 2015.

•	Divestments — acquisitions

Asset sales were $885 million in the first quarter 2016, essentially comprised of the sale of the FUKA gas pipeline network in the North Sea, compared to $2,739 million in the first quarter 2015.

Acquisitions were $193 million, mainly comprised of the acquisition of a service station network in the Dominican Republic, compared to $2,495 million in the first quarter 2015.

•	Cash flow

In the first quarter 2016, the Group’s cash flow from operations was $1,881 million, a decrease of 57% compared to $4,387 million in the first quarter 2015. Operating cash flow from operating activities before changes in working capital at replacement cost was $3,708 million, a decrease of 20% compared to $4,635 million in the first quarter 2015. The Group’s net cash flow(2) in the first quarter 2016 was negative $215 million compared to negative $1,190 million in the first quarter 2015, despite the drop in the Brent price from $54/b to $34/b. Net investments were $3,923 million, a decrease of 33% compared to the first quarter 2015.

(1)	Details shown on pages 9 and 24 of this exhibit.
(2)	“Net cash flow” = operating cash flow before working capital changes — net investments (including other transactions with non-controlling interests).

D.	SUMMARY AND OUTLOOK

The results of the first quarter 2016 encourage TOTAL to pursue its strategy to maximize the generation of cash flow by taking full advantage of its asset portfolio and market opportunities. With its operational excellence and integrated model, the Group is implementing an ambitious program to lower costs and investments and to start up projects that deliver production growth.

In the Upstream, production in the second quarter will continue to benefit from the recent start ups, but will be impacted by normal levels of seasonal maintenance. Production is expected to increase by 4% in 2016, with the start-up of Angola LNG and Incahuasi expected by mid-year and Kashagan by year-end.

Refining and petrochemical margins remained strong at the beginning of the second quarter and Downstream is on track to achieve its objective of generating around $7 billion of cash flow in 2016. Partial maintenance is planned at Antwerp and Lindsey as part of their modernization projects, as well as on the coker at Port Arthur.

TOTAL is continuing its efforts to reduce its cash breakeven, and is targeting a level of organic investments of less than $19 billion in 2016.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•	material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;
•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;
•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2015.

OPERATING INFORMATION BY SEGMENT

•	Upstream(a)

Combined liquids and gas production by region (kboe/d)	1Q16	4Q15	1Q15	1Q16 vs 1Q15
Europe and Central Asia	788	681	653	+21%
Africa	630	638	647	-3%
Middle East and North Africa	531	503	580	-8%
Americas	258	255	254	+2%
Asia-Pacific	271	275	261	+4%

Total production	2,479	2,352	2,395	+3%

• Including equity affiliates	620	544	573	+8%

Liquids production by region (kb/d)	1Q16	4Q15	1Q15	1Q16 vs 1Q15
Europe and Central Asia	251	227	203	+23%
Africa	518	526	528	-2%
Middle East and North Africa	380	361	380	—
Americas	104	100	91	+14%
Asia-Pacific	33	37	37	-9%

Total production	1,286	1,251	1,240	+4%

• Including equity affiliates	240	220	207	+16%

Gas production by region (Mcf/d)	1Q16	4Q15	1Q15	1Q16 vs 1Q15
Europe and Central Asia	2,814	2,435	2,424	+16%
Africa	564	545	589	-4%
Middle East and North Africa	837	780	1,097	-24%
Americas	860	869	904	-5%
Asia-Pacific	1,366	1,364	1,298	+5%

Total production	6,441	5,993	6,312	+2%

• Including equity affiliates	2,039	1,739	1,963	+4%

Liquefied natural gas	1Q16	4Q15	1Q15	1Q16 vs 1Q15
LNG sales(b) (Mt)	2.64	2.48	2.82	-6%

(a)	The regional reporting has been changed to reflect the Company’s internal organization.
(b)	Sales, Group share, excluding trading; 2015 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2015 SEC coefficient.

•	Downstream (Refining & Chemicals and Marketing & Services)

Petroleum product sales by region (kb/d)(a)	1Q16	4Q15	1Q15(b)	1Q16 vs 1Q15
Europe	2,288	2,298	2,059	+11%
Africa	501	547	670	-25%
Americas	531	489	581	-9%
Rest of world	771	620	657	+17%

Total consolidated sales	4,091	3,954	3,967	+3%

• Including bulk sales	699	688	628	+11%
• Including trading	1,635	1,469	1,515	+8%

(a)	Includes share of TotalErg.
(b)	1Q15 volumes restated.

ADJUSTMENT ITEMS

•	Adjustments to operating income

in millions of dollars	1Q16	4Q15	1Q15
Special items affecting operating income	(464)	(5,677)	(1,377)

• Restructuring charges	(11)	(48)	—
• Impairments	—	(4,933)	(1,046)
• Other	(453)	(696)	(331)

Pre-tax inventory effect: FIFO vs. replacement cost	(282)	(464)	228

Effect of changes in fair value	3	—	4

Total adjustments affecting operating income	(743)	(6,141)	(1,145)

•	Adjustments to net income (Group share)

in millions of dollars	1Q16	4Q15	1Q15
Special items affecting net income (Group share)	150	(3,386)	(95)

• Gain (loss) on asset sales	358	579	1,002
• Restructuring charges	(2)	(29)	(31)
• Impairments	—	(3,443)	(1,109)
• Other	(206)	(493)	43

After-tax inventory effect: FIFO vs. replacement cost	(183)	(315)	154

Effect of changes in fair value	3	—	2

Total adjustments affecting net income	(30)	(3,701)	61

INVESTMENTS — DIVESTMENTS

in millions of dollars	1Q16	4Q15	1Q15	1Q16 vs 1Q15
Organic investments	4,615	6,365	6,069	-24%
• Capitalized exploration	228	232	399	-43%
• Increase in non-current loans	572	553	793	-28%
• Repayment of non-current loans	(100)	(196)	(245)	-59%

Acquisitions	193	33	2,495	-92%

Asset sales	885	2,101	2,739	-68%

Other transactions with non-controlling interests	—	8	—	n/a

Net investments	3,923	4,289	5,825	-33%

NET-DEBT-TO-EQUITY RATIO

in millions of dollars	03/31/2016	12/31/2015	03/31/2015
Current borrowings	10,858	12,488	13,604
Net current financial assets	(3,231)	(6,019)	(2,262)
Net financial assets classified as held for sale	83	141	(27)
Non-current financial debt	43,138	44,464	41,827
Hedging instruments of non-current debt	(1,236)	(1,219)	(1,275)
Cash and cash equivalents	(20,570)	(23,269)	(25,051)

Net debt	29,042	26,586	26,816
Shareholders’ equity – Group share	96,443	92,494	95,096
Estimated dividend payable	(3,250)	(1,545)	(2,988)
Non-controlling interests	2,960	2,915	3,024

Adjusted shareholders’ equity	96,153	93,864	95,132
Net-debt-to-equity ratio	30.2%	28.3%	28.2%

RETURN ON AVERAGE CAPITAL EMPLOYED

•	Twelve months ended March 31, 2016

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	3,913	4,917	1,630
Capital employed at 03/31/2015(a)	103,167	12,534	7,928
Capital employed at 03/31/2016(a)	106,517	12,505	8,800

ROACE	3.7%	39.3%	19.5%

(a)	At replacement cost (excluding after-tax inventory effect).

•	Full-year 2015

in millions of dollars	Upstream	Refining & Chemicals	Marketing & Services
Adjusted net operating income	4,774	4,889	1,699
Capital employed at 12/31/2014(a)	100,497	13,451	8,825
Capital employed at 12/31/2015(a)	105,580	10,407	8,415

ROACE	4.6%	41.0%	19.7%

(a)	At replacement cost (excluding after-tax inventory effect).

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	ERMI(a) ($/t)(b)	Brent ($/b)	Average liquids price(c) ($/b)	Average gas price ($/Mbtu)(c)
First quarter 2016	1.10	35.1	33.9	31.0	3.46
Fourth quarter 2015	1.10	38.1	43.8	38.1	4.45
Third quarter 2015	1.11	54.8	50.5	44.0	4.47
Second quarter 2015	1.11	54.1	61.9	58.2	4.67
First quarter 2015	1.13	47.1	53.9	49.5	5.38

(a)	European Refining Margin Indicator (“ERMI”) is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.
(b)	$1/t = $0.136/b.
(c)	Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	1st quarter 2016	4th quarter 2015	1st quarter 2015
Sales	32,841	37,749	42,313
Excise taxes	(5,319)	(5,457)	(5,350)
Revenues from sales	27,522	32,292	36,963
Purchases, net of inventory variation	(17,639)	(21,874)	(24,204)
Other operating expenses	(6,136)	(6,248)	(6,272)
Exploration costs	(194)	(727)	(637)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,680)	(7,672)	(3,872)
Other income	500	833	1,621
Other expense	(70)	(298)	(442)
Financial interest on debt	(274)	(241)	(262)
Financial income from marketable securities & cash equivalents	10	25	31
Cost of net debt	(264)	(216)	(231)
Other financial income	191	300	142
Other financial expense	(155)	(171)	(166)
Equity in net income (loss) of affiliates	498	600	590
Income taxes	48	1,381	(984)

Consolidated net income	1,621	(1,800)	2,508

Group share	1,606	(1,626)	2,663
Non-controlling interests	15	(174)	(155)

Earnings per share ($)	0.67	(0.72)	1.16

Fully-diluted earnings per share ($)	0.67	(0.71)	1.16

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	1st quarter 2016	4th quarter 2015	1st quarter 2015
Consolidated net income	1,621	(1,800)	2,508

Other comprehensive income
Actuarial gains and losses	(81)	358	(95)
Tax effect	32	(140)	(36)
Currency translation adjustment generated by the parent company	3,641	(2,171)	(8,192)

Items not potentially reclassifiable to profit and loss	3,592	(1,953)	(8,323)

Currency translation adjustment	(1,944)	604	3,748
Available for sale financial assets	(10)	16	8
Cash flow hedge	98	4	(130)
Share of other comprehensive income of equity affiliates, net amount	(1)	(95)	1,042
Other	3	—	3
Tax effect	(24)	(7)	37

Items potentially reclassifiable to profit and loss	(1,878)	522	4,708

Total other comprehensive income (net amount)	1,714	(1,431)	(3,615)

Comprehensive income	3,335	(3,231)	(1,107)

Group share	3,308	(3,033)	(916)
Non-controlling interests	27	(198)	(191)

CONSOLIDATED BALANCE SHEET

TOTAL

	March 31, 2016	December 31, 2015	March 31, 2015
(M$)	(unaudited)		(unaudited)
ASSETS
Non-current assets
Intangible assets, net	14,512	14,549	16,236
Property, plant and equipment, net	111,636	109,518	105,806
Equity affiliates : investments and loans	20,411	19,384	19,552
Other investments	1,413	1,241	1,325
Hedging instruments of non-current financial debt	1,236	1,219	1,275
Deferred income taxes	3,955	3,982	3,435
Other non-current assets	4,329	4,355	4,093

Total non-current assets	157,492	154,248	151,722

Current assets
Inventories, net	13,887	13,116	15,393
Accounts receivable, net	12,220	10,629	15,458
Other current assets	15,827	15,843	14,576
Current financial assets	3,439	6,190	2,464
Cash and cash equivalents	20,570	23,269	25,051
Assets classified as held for sale	724	1,189	3,257

Total current assets	66,667	70,236	76,199

Total assets	224,159	224,484	227,921
LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares	7,709	7,670	7,519
Paid-in surplus and retained earnings	103,766	101,528	102,755
Currency translation adjustment	(10,447)	(12,119)	(10,830)
Treasury shares	(4,585)	(4,585)	(4,348)

Total shareholders’ equity - Group share	96,443	92,494	95,096

Non-controlling interests	2,960	2,915	3,024

Total shareholders’ equity	99,403	95,409	98,120

Non-current liabilities
Deferred income taxes	11,766	12,360	13,557
Employee benefits	3,984	3,774	4,483
Provisions and other non-current liabilities	17,607	17,502	17,050
Non-current financial debt	43,138	44,464	41,827

Total non-current liabilities	76,495	78,100	76,917

Current liabilities
Accounts payable	20,887	20,928	22,043
Other creditors and accrued liabilities	15,938	16,884	15,750
Current borrowings	10,858	12,488	13,604
Other current financial liabilities	208	171	202
Liabilities directly associated with the assets classified as held for sale	370	504	1,285

Total current liabilities	48,261	50,975	52,884

Total liabilities & shareholders’ equity	224,159	224,484	227,921

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	1st quarter 2016	4th quarter 2015	1st quarter 2015
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	1,621	(1,800)	2,508
Depreciation, depletion, amortization and impairment	2,735	8,278	4,424
Non-current liabilities, valuation allowances and deferred taxes	(268)	(1,862)	(446)
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on disposals of assets	(367)	(665)	(1,357)
Undistributed affiliates’ equity earnings	(236)	39	(68)
(Increase) decrease in working capital	(1,545)	937	(476)
Other changes, net	(59)	(89)	(198)

Cash flow from operating activities	1,881	4,838	4,387
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(4,146)	(5,919)	(7,956)
Acquisitions of subsidiaries, net of cash acquired	(133)	(42)	(7)
Investments in equity affiliates and other securities	(57)	(80)	(53)
Increase in non-current loans	(572)	(553)	(793)

Total expenditures	(4,908)	(6,594)	(8,809)
Proceeds from disposals of intangible assets and property, plant and equipment	792	1,437	959
Proceeds from disposals of subsidiaries, net of cash sold	—	58	1,758
Proceeds from disposals of non-current investments	93	606	22
Repayment of non-current loans	100	196	245

Total divestments	985	2,297	2,984

Cash flow used in investing activities	(3,923)	(4,297)	(5,825)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	—	31	12
- Treasury shares	—	—	—
Dividends paid:
- Parent company shareholders	(954)	(592)	(1,566)
- Non-controlling interests	(3)	(3)	(2)
Issuance of perpetual subordinated notes	—	—	5,616
Payments on perpetual subordinated notes	(133)	—	—
Other transactions with non-controlling interests	—	8	—
Net issuance (repayment) of non-current debt	154	2,039	136
Increase (decrease) in current borrowings	(3,027)	(531)	423
Increase (decrease) in current financial assets and liabilities	2,746	(3,320)	(1,022)
Cash flow used in financing activities	(1,217)	(2,368)	3,597

Net increase (decrease) in cash and cash equivalents	(3,259)	(1,827)	2,159
Effect of exchange rates	560	(762)	(2,289)
Cash and cash equivalents at the beginning of the period	23,269	25,858	25,181

Cash and cash equivalents at the end of the period	20,570	23,269	25,051

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity - Group share	Non- controlling interests	Total shareholders’ equity
(M$)	Number	Amount			Number	Amount
As of January 1, 2015	2,385,267,525	7,518	94,646	(7,480)	(109,361,413)	(4,354)	90,330	3,201	93,531

Net income of the first quarter 2015	—	—	2,663	—	—	—	2,663	(155)	2,508
Other comprehensive Income	—	—	(229)	(3,350)	—	—	(3,579)	(36)	(3,615)
Comprehensive Income	—	—	2,434	(3,350)	—	—	(916)	(191)	(1,107)
Dividend	—	—	—	—	—	—	—	(2)	(2)
Issuance of common shares	288,256	1	11	—	—	—	12	—	12
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(6)	—	102,560	6	—	—	—
Share-based payments	—	—	50	—	—	—	50	—	50
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	5,616	—	—	—	5,616	—	5,616
Payments on perpetual subordinated notes	—	—	(16)	—	—	—	(16)	—	(16)
Other operations with non-controlling interests	—	—	(15)	—	—	—	(15)	15	—
Other items	—	—	35	—	—	—	35	1	36

As of March 31, 2015	2,385,555,781	7,519	102,755	(10,830)	(109,258,853)	(4,348)	95,096	3,024	98,120

Net income from April 1 to December 31, 2015	—	—	2,424	—	—	—	2,424	(146)	2,278
Other comprehensive Income	—	—	414	(1,289)	—	—	(875)	(45)	(920)
Comprehensive Income	—	—	2,838	(1,289)	—	—	1,549	(191)	1,358
Dividend	—	—	(6,303)	—	—	—	(6,303)	(98)	(6,401)
Issuance of common shares	54,502,102	151	2,148	—	—	—	2,299	—	2,299
Purchase of treasury shares	—	—	—	—	(4,711,935)	(237)	(237)	—	(237)
Sale of treasury shares (1)	—	—	—	—	3,030	—	—	—	—
Share-based payments	—	—	51	—	—	—	51	—	51
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(98)	—	—	—	(98)	—	(98)
Other operations with non-controlling interests	—	—	38	—	—	—	38	49	87
Other items	—	—	99	—	—	—	99	131	230

As of December 31, 2015	2,440,057,883	7,670	101,528	(12,119)	(113,967,758)	(4,585)	92,494	2,915	95,409

Net income of the first quarter 2016	—	—	1,606	—	—	—	1,606	15	1,621
Other comprehensive Income	—	—	30	1,672	—	—	1,702	12	1,714
Comprehensive Income	—	—	1,636	1,672	—	—	3,308	27	3,335
Dividend	—	—	—	—	—	—	—	(3)	(3)
Issuance of common shares	13,972,093	39	573	—	—	—	612	—	612
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	1,230	—	—	—	—
Share-based payments	—	—	25	—	—	—	25	—	25
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(33)	—	—	—	(33)	—	(33)
Other operations with non-controlling interests	—	—	(11)	—	—	—	(11)	11	—
Other items	—	—	48	—	—	—	48	10	58

As of March 31, 2016	2,454,029,976	7,709	103,766	(10,447)	(113,966,528)	(4,585)	96,443	2,960	99,403

(1)	Treasury shares related to the restricted stock grants.

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,466	13,938	15,433	4	—	32,841
Intersegment sales	3,262	4,148	132	70	(7,612)	—
Excise taxes	—	(961)	(4,358)	—	—	(5,319)

Revenues from sales	6,728	17,125	11,207	74	(7,612)	27,522
Operating expenses	(4,798)	(15,782)	(10,781)	(220)	7,612	(23,969)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,247)	(253)	(172)	(8)	—	(2,680)

Operating income	(317)	1,090	254	(154)	—	873
Equity in net income (loss) of affiliates and other items	670	177	14	103	—	964
Tax on net operating income	313	(276)	(80)	37	—	(6)

Net operating income	666	991	188	(14)	—	1,831
Net cost of net debt						(210)
Non-controlling interests						(15)

Net income						1,606

1st quarter 2016 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(126)	—	—	—	—	(126)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(126)	—	—	—	—	(126)
Operating expenses	(333)	(207)	(77)	—	—	(617)
Depreciation, depletion and impairment of tangible assets and mineral interests	—	—	—	—	—	—

Operating income (b)	(459)	(207)	(77)	—	—	(743)
Equity in net income (loss) of affiliates and other items	329	—	(17)	—	—	312
Tax on net operating income	298	70	30	—	—	398

Net operating income (b)	168	(137)	(64)	—	—	(33)
Net cost of net debt						(6)
Non-controlling interests						9

Net income						(30)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect

On operating income	—	(205)	(77)	—
On net operating income	—	(133)	(50)	—

1st quarter 2016 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,592	13,938	15,433	4	—	32,967
Intersegment sales	3,262	4,148	132	70	(7,612)	—
Excise taxes	—	(961)	(4,358)	—	—	(5,319)

Revenues from sales	6,854	17,125	11,207	74	(7,612)	27,648
Operating expenses	(4,465)	(15,575)	(10,704)	(220)	7,612	(23,352)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,247)	(253)	(172)	(8)	—	(2,680)

Adjusted operating income	142	1,297	331	(154)	—	1,616
Equity in net income (loss) of affiliates and other items	341	177	31	103	—	652
Tax on net operating income	15	(346)	(110)	37	—	(404)

Adjusted net operating income	498	1,128	252	(14)	—	1,864
Net cost of net debt						(204)
Non-controlling interests						(24)

Adjusted net income						1,636

Adjusted fully-diluted earnings per share ($)						0.68

(a)	Except for earnings per share.

1st quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	4,237	259	390	22	—	4,908
Total divestments	915	29	37	4	—	985
Cash flow from operating activities	2,113	(421)	240	(51)	—	1,881

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

4th quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,457	15,969	18,326	(3)	—	37,749
Intersegment sales	4,342	5,532	215	59	(10,148)	—
Excise taxes	—	(1,073)	(4,384)	—	—	(5,457)

Revenues from sales	7,799	20,428	14,157	56	(10,148)	32,292
Operating expenses	(5,716)	(19,606)	(13,445)	(230)	10,148	(28,849)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,189)	(293)	(183)	(7)	—	(7,672)

Operating income	(5,106)	529	529	(181)	—	(4,229)
Equity in net income (loss) of affiliates and other items	571	759	(97)	31	—	1,264
Tax on net operating income	1,328	(74)	(135)	218	—	1,337

Net operating income	(3,207)	1,214	297	68	—	(1,628)
Net cost of net debt						(172)
Non-controlling interests						174

Net income						(1,626)

4th quarter 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(205)	—	—	—	—	(205)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(205)	—	—	—	—	(205)
Operating expenses	(413)	(429)	(161)	—	—	(1,003)
Depreciation, depletion and impairment of tangible assets and mineral interests	(4,893)	(39)	(1)	—	—	(4,933)

Operating income (b)	(5,511)	(468)	(162)	—	—	(6,141)
Equity in net income (loss) of affiliates and other items	(58)	596	(116)	(19)	—	403
Tax on net operating income	1,614	79	45	7	—	1,745

Net operating income (b)	(3,955)	207	(233)	(12)	—	(3,993)
Net cost of net debt						(11)
Non-controlling interests						303

Net income						(3,701)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect

On operating income	—	(359)	(105)	—
On net operating income	—	(247)	(68)	—

4th quarter 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,662	15,969	18,326	(3)	—	37,954
Intersegment sales	4,342	5,532	215	59	(10,148)	—
Excise taxes	—	(1,073)	(4,384)	—	—	(5,457)

Revenues from sales	8,004	20,428	14,157	56	(10,148)	32,497
Operating expenses	(5,303)	(19,177)	(13,284)	(230)	10,148	(27,846)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,296)	(254)	(182)	(7)	—	(2,739)

Adjusted operating income	405	997	691	(181)	—	1,912
Equity in net income (loss) of affiliates and other items	629	163	19	50	—	861
Tax on net operating income	(286)	(153)	(180)	211	—	(408)

Adjusted net operating income	748	1,007	530	80	—	2,365
Net cost of net debt						(161)
Non-controlling interests						(129)

Adjusted net income						2,075

Adjusted fully-diluted earnings per share ($)						0.88

(a)	Except for earnings per share.

4th quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	5,293	586	689	26	—	6,594
Total divestments	1,402	836	56	3	—	2,297
Cash flow from operating activities	2,624	2,127	289	(202)	—	4,838

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,225	17,464	19,620	4	—	42,313
Intersegment sales	4,384	6,967	272	52	(11,675)	—
Excise taxes	—	(933)	(4,417)	—	—	(5,350)

Revenues from sales	9,609	23,498	15,475	56	(11,675)	36,963
Operating expenses	(5,969)	(21,717)	(14,863)	(239)	11,675	(31,113)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,441)	(252)	(174)	(5)	—	(3,872)

Operating income	199	1,529	438	(188)	—	1,978
Equity in net income (loss) of affiliates and other items	769	762	(80)	294	—	1,745
Tax on net operating income	(368)	(446)	(131)	(82)	—	(1,027)

Net operating income	600	1,845	227	24	—	2,696
Net cost of net debt						(188)
Non-controlling interests						155

Net income						2,663

1st quarter 2015 (adjustments) (a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(146)	—	—	—	—	(146)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(146)	—	—	—	—	(146)
Operating expenses	(140)	194	(7)	—	—	47
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,046)	—	—	—	—	(1,046)

Operating income (b)	(1,332)	194	(7)	—	—	(1,145)
Equity in net income (loss) of affiliates and other items	136	661	(89)	—	—	708
Tax on net operating income	437	(110)	2	—	—	329

Net operating income (b)	(759)	745	(94)	—	—	(108)
Net cost of net debt						—
Non-controlling interests						169

Net income						61

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect

On operating income	—	235	(7)	—
On net operating income	—	150	(5)	—

1st quarter 2015 (adjusted) (M$) (a)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,371	17,464	19,620	4	—	42,459
Intersegment sales	4,384	6,967	272	52	(11,675)	—
Excise taxes	—	(933)	(4,417)	—	—	(5,350)

Revenues from sales	9,755	23,498	15,475	56	(11,675)	37,109
Operating expenses	(5,829)	(21,911)	(14,856)	(239)	11,675	(31,160)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,395)	(252)	(174)	(5)	—	(2,826)

Adjusted operating income	1,531	1,335	445	(188)	—	3,123
Equity in net income (loss) of affiliates and other items	633	101	9	294	—	1,037
Tax on net operating income	(805)	(336)	(133)	(82)	—	(1,356)

Adjusted net operating income	1,359	1,100	321	24	—	2,804
Net cost of net debt						(188)
Non-controlling interests						(14)

Adjusted net income						2,602

Adjusted fully-diluted earnings per share ($)						1.13

(a)	Except for earnings per share.

1st quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,151	434	215	9	—	8,809
Total divestments	1,162	1,766	52	4	—	2,984
Cash flow from operating activities	3,525	314	644	(96)	—	4,387

Consolidated Financial Statements as of March 31, 2016

Adjustment items by business segment

(M$)

ADJUSTMENTS TO OPERATING INCOME

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2016	Inventory valuation effect	—	(205)	(77)	—	(282)
	Effect of changes in fair value	3	—	—	—	3
	Restructuring charges	(11)	—	—	—	(11)
	Asset impairment charges	—	—	—	—	—
	Other items	(451)	(2)	—	—	(453)

Total		(459)	(207)	(77)	—	(743)

1st quarter 2015	Inventory valuation effect	—	235	(7)	—	228
	Effect of changes in fair value	4	—	—	—	4
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(1,046)	—	—	—	(1,046)
	Other items	(290)	(41)	—	—	(331)

Total		(1,332)	194	(7)	—	(1,145)

ADJUSTMENTS TO NET INCOME, GROUP SHARE
(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2016	Inventory valuation effect	—	(133)	(50)	—	(183)
	Effect of changes in fair value	3	—	—	—	3
	Restructuring charges	(2)	—	—	—	(2)
	Asset impairment charges	—	—	—	—	—
	Gains (losses) on disposals of assets	358	—	—	—	358
	Other items	(191)	(4)	(11)	—	(206)

Total		168	(137)	(61)	—	(30)

1st quarter 2015	Inventory valuation effect	—	150	4	—	154
	Effect of changes in fair value	2	—	—	—	2
	Restructuring charges	—	(26)	(5)	—	(31)
	Asset impairment charges	(1,092)	—	(17)	—	(1,109)
	Gains (losses) on disposals of assets	328	674	—	—	1,002
	Other items	140	(53)	(44)	—	43

Total		(622)	745	(62)	—	61

Reconciliation of the information by business segment with consolidated financial statements

TOTAL

(unaudited)

1st quarter 2016 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	32,967	(126)	32,841
Excise taxes	(5,319)	—	(5,319)
Revenues from sales	27,648	(126)	27,522
Purchases, net of inventory variation	(17,357)	(282)	(17,639)
Other operating expenses	(5,801)	(335)	(6,136)
Exploration costs	(194)	—	(194)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,680)	—	(2,680)
Other income	171	329	500
Other expense	(54)	(16)	(70)
Financial interest on debt	(268)	(6)	(274)
Financial income from marketable securities & cash equivalents	10	—	10
Cost of net debt	(258)	(6)	(264)
Other financial income	191	—	191
Other financial expense	(155)	—	(155)
Equity in net income (loss) of affiliates	499	(1)	498
Income taxes	(350)	398	48

Consolidated net income	1,660	(39)	1,621
Group share	1,636	(30)	1,606
Non-controlling interests	24	(9)	15

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st quarter 2015 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	42,459	(146)	42,313
Excise taxes	(5,350)	—	(5,350)
Revenues from sales	37,109	(146)	36,963
Purchases, net of inventory variation	(24,432)	228	(24,204)
Other operating expenses	(6,176)	(96)	(6,272)
Exploration costs	(552)	(85)	(637)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,826)	(1,046)	(3,872)
Other income	526	1,095	1,621
Other expense	(99)	(343)	(442)
Financial interest on debt	(262)	—	(262)
Financial income from marketable securities & cash equivalents	31	—	31
Cost of net debt	(231)	—	(231)
Other financial income	142	—	142
Other financial expense	(166)	—	(166)
Equity in net income (loss) of affiliates	634	(44)	590
Income taxes	(1,313)	329	(984)

Consolidated net income	2,616	(108)	2,508
Group share	2,602	61	2,663
Non-controlling interests	14	(169)	(155)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST THREE MONTHS OF 2016

(unaudited)

1) Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of March 31, 2016 are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting policies applied for the consolidated financial statements as of March 31, 2016 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2015 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standards Board). New texts or amendments which were mandatory for the periods beginning on or after January 1, 2016 did not have a material impact on the Group’s consolidated financial statements as of March 31, 2016.

The preparation of financial statements in accordance with IFRS requires the executive management to make estimates, judgments and assumptions considered reasonable, which affect the Consolidated Financial Statements and their notes. Different estimates, assumptions and judgments could have significant impacts on the Consolidated Financial Statements and their notes and consequently the final achievements could also be different from the amounts included in the Consolidated Financial Statements.

These estimates, assumptions and judgments are regularly reviewed if circumstances change or as a result of new information or changes in the Group’s experience; they could therefore be significantly changed later.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, the impairment of assets, the employee benefits, the asset retirement obligations and the income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2015.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

2) Changes in the Group structure, main acquisitions and divestments

•	Upstream

•	In March 2016, TOTAL finalized the sale to North Sea Midstream Partners of all its interests in the FUKA and SIRGE gas pipelines and the St. Fergus Gas Terminal in the United Kingdom.

•	Marketing & Services

•	In January 2016, TOTAL finalized the acquisition of a majority 70% interest in the leading Dominican fuel retailer.

3) Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive committee.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment item reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2016	Inventory valuation effect	—	(205)	(77)	—	(282)
	Effect of changes in fair value	3	—	—	—	3
	Restructuring charges	(11)	—	—	—	(11)
	Asset impairment charges	—	—	—	—	—
	Other items	(451)	(2)	—	—	(453)

Total		(459)	(207)	(77)	—	(743)

1st quarter 2015	Inventory valuation effect	—	235	(7)	—	228
	Effect of changes in fair value	4	—	—	—	4
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	(1,046)	—	—	—	(1,046)
	Other items	(290)	(41)	—	—	(331)

Total		(1,332)	194	(7)	—	(1,145)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Upstream	Refining & Chemicals	Marketing & Services	Corporate	Total
1st quarter 2016	Inventory valuation effect	—	(133)	(50)	—	(183)
	Effect of changes in fair value	3	—	—	—	3
	Restructuring charges	(2)	—	—	—	(2)
	Asset impairment charges	—	—	—	—	—
	Gains (losses) on disposals of assets	358	—	—	—	358
	Other items	(191)	(4)	(11)	—	(206)

Total		168	(137)	(61)	—	(30)

1st quarter 2015	Inventory valuation effect	—	150	4	—	154
	Effect of changes in fair value	2	—	—	—	2
	Restructuring charges	—	(26)	(5)	—	(31)
	Asset impairment charges	(1,092)	—	(17)	—	(1,109)
	Gains (losses) on disposals of assets	328	674	—	—	1,002
	Other items	140	(53)	(44)	—	43

Total		(622)	745	(62)	—	61

In the first quarter of 2016, the heading “Other items” includes, in the Upstream segment, charges related to onerous contracts in the United States of America and charges related to the security situation in Yemen ($(451) million in operating income, $(313) million in net income, Group share) as well as the impact ($122 million in net income, Group share) on the deferred tax position of the removal, passed by Parliament, of the Petroleum Revenue Tax in the United Kingdom from January 1, 2016.

The heading “Gains (losses) on disposals of assets” includes the sale of TOTAL’s interests in the FUKA and SIRGE gas pipelines and the St. Fergus Gas Terminal in the United Kingdom.

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of March 31, 2016, TOTAL S.A. holds 13,635,260 of its own shares, representing 0.56% of its share capital, detailed as follows:

•	13,602,295 shares allocated to TOTAL share grant plans for Group employees; and

•	32,965 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

TOTAL shares held by Group subsidiaries

As of March 31, 2016, TOTAL S.A. holds indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.09% of its share capital, detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.; and

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval), 100% indirectly controlled by TOTAL S.A.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

For the fiscal year 2015, TOTAL S.A. already paid three quarterly interim dividends:

•	Payment of the first interim dividend for the fiscal year 2015 of €0.61 per share, decided by the Board of Directors on September 22, 2015 has been done in cash or in shares on October 21, 2015 (the ex-dividend date was September 28, 2015). The number of shares issued in lieu of the cash dividend was based on the dividend amount divided by €35.63 per share, equal to 90% of the average Euronext Paris opening price of the shares for the 20 trading days preceding the Board of Directors meeting, reduced by the amount of the first interim dividend. On October 21, 2015, 24,231,876 shares have been issued at a price of €35.63 per share.

•	Payment of the second interim dividend for the fiscal year 2015 of €0.61 per share, decided by the Board of Directors on December 16, 2015 has been done in cash or in shares on January 14, 2016 (the ex-dividend date was December 21, 2015). The number of shares issued in lieu of the cash dividend was based on the dividend amount divided by €39.77 per share, equal to 90% of the average Euronext Paris opening price of the shares for the 20 trading days preceding the Board of Directors meeting, reduced by the amount of the second interim dividend. On January 14, 2016, 13,945,709 shares have been issued at a price of €39.77 per share.

•	Payment of the third interim dividend for the fiscal year 2015 of €0.61 per share, decided by the Board of Directors on March 15, 2016 has been done in cash or in shares on April 12, 2016 (the ex-dividend date was March 21, 2016). The number of shares issued in lieu of the cash dividend was based on the dividend amount divided by €36.24 per share, equal to 90% of the average Euronext Paris opening price of the shares for the 20 trading days preceding the Board of Directors meeting, reduced by the amount of the third interim dividend. On April 12, 2016, 24,752,821 shares have been issued at a price of €36.24 per share.

A resolution will be submitted at the shareholders’ meeting on May 24, 2016 to pay a dividend of €2.44 per share for the 2015 fiscal year, i.e. a balance of €0.61 per share to be distributed after deducting the three quarterly interim dividends of €0.61 per share that have already been paid.

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €0.65 per share for the 1st quarter 2016 (€(0.65) per share for the 4th quarter 2015 and €1.03 per share for the 1st quarter 2015). Diluted earnings per share calculated using the same method amounted to €0.64 per share for the 1st quarter 2016 (€(0.65) per share for the 4th quarter 2015 and €1.03 per share for the 1st quarter 2015).

Earnings per share includes the effects of the remuneration of perpetual subordinated notes.

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M$)	1st quarter 2016		1st quarter 2015
Actuarial gains and losses		(81)		(95)
Tax effect		32		(36)
Currency translation adjustment generated by the parent company		3,641		(8,192)

Items not potentially reclassifiable to profit and loss		3,592		(8,323)

Currency translation adjustment		(1,944)		3,748
- unrealized gain/(loss) of the period	(1,853)		4,032
- less gain/(loss) included in net income	91		284
Available for sale financial assets		(10)		8
- unrealized gain/(loss) of the period	(10)		8
- less gain/(loss) included in net income	—		—
Cash flow hedge		98		(130)
- unrealized gain/(loss) of the period	160		(441)
- less gain/(loss) included in net income	62		(311)
Share of other comprehensive income of equity affiliates, net amount		(1)		1,042
- unrealized gain/(loss) of the period	1		1,042
- less gain/(loss) included in net income	2		—
Other		3		3
Tax effect		(24)		37

Items potentially reclassifiable to profit and loss		(1,878)		4,708

Total other comprehensive income, net amount		1,714		(3,615)

Tax effects relating to each component of other comprehensive income are as follows:

	1st quarter 2016			1st quarter 2015
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	(81)	32	(49)	(95)	(36)	(131)
Currency translation adjustment generated by the parent company	3,641	—	3,641	(8,192)	—	(8,192)

Items not potentially reclassifiable to profit and loss	3,560	32	3,592	(8,287)	(36)	(8,323)

Currency translation adjustment	(1,944)	—	(1,944)	3,748	—	3,748
Available for sale financial assets	(10)	4	(6)	8	1	9
Cash flow hedge	98	(28)	70	(130)	36	(94)
Share of other comprehensive income of equity affiliates, net amount	(1)	—	(1)	1,042	—	1,042
Other	3	—	3	3	—	3

Items potentially reclassifiable to profit and loss	(1,854)	(24)	(1,878)	4,671	37	4,708

Total other comprehensive income	1,706	8	1,714	(3,616)	1	(3,615)

5) Financial debt

The Group did not issue any bond, during the first three months of 2016.

The Group reimbursed bonds during the first three months of 2016:

•	Bond 6.50% 2011-2016 (150 million AUD)

•	Bond 2.30% 2010-2016 (1,000 million USD)

•	Bond 0.75% 2012-2016 (750 million USD)

•	Bond US Libor 3 months + 38 bp 2013-2016 (1,000 million USD)

•	Bond 2.375% 2006-2016 (500 million CHF)

•	Bond 2.385% 2009-2016 (150 million CHF)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first three months of 2016.

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Alitalia

In the Marketing & Services segment, a civil proceeding was initiated in Italy, in 2013, against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This proceeding follows practices that had been condemned by the Italian competition authority in 2006. The parties have exchanged preliminary findings. The existence and the assessment of the alleged damages in this procedure involving multiple defendants remain contested.

Blue Rapid and the Russian Olympic Committee – Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. Blue Rapid and the Russian Olympic Committee appealed this decision. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. The judgment of the Court of Appeals of Paris is now final and binding following two decisions issued on February 18, 2016 by the French Supreme Court to put an end to this proceeding.

In connection with the same facts, and fifteen years after the aforementioned exploration and production contract was rendered null and void (“caduc”), a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of $22.4 billion. For the same reasons as those successfully adjudicated by Elf Aquitaine against Blue Rapid and the Russian Olympic Committee, the Group considers this claim to be unfounded as a matter of law and fact.

The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

FERC

The Office of Enforcement of the U.S. Federal Energy Regulatory Commission (FERC) has begun investigation in connection with the natural gas trading activities of TOTAL Gas & Power North America, Inc, an American subsidiary of the Group. The investigation covers transactions made by the Group’s subsidiary between June 2009 and June 2012 on the natural gas market. TOTAL Gas & Power North America, Inc received a Notice of Alleged Violations of the FERC on September 21, 2015.

The Group’s subsidiary is cooperating in the investigation with the U.S. authorities, while contesting the claims brought against it.

Russia

Since July 2014, the United States of America and the European community have adopted economic sanctions against certain Russian persons and entities, including various entities operating in the financial, energy and defense sectors, in response to the situation in Ukraine.

Among other things, the United States has adopted economic sanctions targeting OAO Novatek1 (“Novatek”), as well as entities in which Novatek (individually or with other similarly targeted persons or entities collectively) owns an interest of at least 50%, including OAO Yamal LNG2 (“Yamal LNG”).

These sanctions prohibit U.S. persons from transacting in, providing financing for or otherwise dealing in debt issued by these entities after July 16, 2014 of greater than 90 days maturity. Consequently, the use of the U.S. dollar for such financing, including for Yamal LNG, is effectively prohibited.

[1]	A Russian company listed on stock exchanges in Moscow and London and in which the Group held an interest of 18.9% as of December 31, 2015.
[2]	A company jointly owned by Novatek (50.1%), Total E&P Yamal (20%), CNODC (20%), a subsidiary of China National Petroleum Corporation (“CNPC”) and Silk Road Fund (9.9%).

As a result, the financing plan for the Yamal LNG project is being reviewed, and the project’s partners are engaged in efforts to develop a financing plan in compliance with the applicable regulations.

The economic sanctions initially adopted by the European Union in 2014 and subsequently extended do not materially affect TOTAL’s activities in Russia. TOTAL has been formally authorized to continue all of its activities in Russia (in the Kharyaga field as operator, and in the Termokarstovoye gas field and Yamal LNG project in which the Group holds interests) by the French government which is the competent authority for granting authorization under EU sanctions regime.

TOTAL’s activities in Russia are also not materially affected by restrictive measures adopted by the United States in August 2015 imposing export controls and restrictions relating to the export of certain goods, services, and technologies destined for projects located in Russia in the field of oil exploration.

With respect to the exploration project in the Bazhenov play (tight oil) in western Siberia, which has been suspended since 2014, TOTAL signed in July 2015 an agreement transferring the exploration licenses it held in the play to OAO Lukoil. This agreement also sets out the conditions under which TOTAL and OAO Lukoil could potentially resume their joint activities in Russia.

TOTAL continues to monitor the different international economic sanctions with respect to its activities in Russia.

In January 2016, TOTAL signed an agreement to sell 50% of its interest in the Kharyaga field and transfer the operatorship to Zarubezhneft. After the sale, which is expected to be completed in 2016, TOTAL’s interest in the Kharyaga field will be 20%.

As of December 31, 2015, the Group held 19% of its proved reserves in Russia.

Yemen

Due to the further deterioration in the security situation in the vicinity of its Balhaf site, the company Yemen LNG, in which the Group holds a 39.62% stake, decided to stop its commercial LNG production and export activities. The plant is in a preservation mode and no expatriate personnel remain on site. As a consequence of this situation, Yemen LNG declared Force Majeure to its various stakeholders in early April 2015.

8) Information by business segment

1st quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,466	13,938	15,433	4	—	32,841
Intersegment sales	3,262	4,148	132	70	(7,612)	—
Excise taxes	—	(961)	(4,358)	—	—	(5,319)

Revenues from sales	6,728	17,125	11,207	74	(7,612)	27,522
Operating expenses	(4,798)	(15,782)	(10,781)	(220)	7,612	(23,969)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,247)	(253)	(172)	(8)	—	(2,680)

Operating income	(317)	1,090	254	(154)	—	873
Equity in net income (loss) of affiliates and other items	670	177	14	103	—	964
Tax on net operating income	313	(276)	(80)	37	—	(6)

Net operating income	666	991	188	(14)	—	1,831
Net cost of net debt						(210)
Non-controlling interests						(15)

Net income						1,606

1st quarter 2016 (adjustments)(a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(126)	—	—	—	—	(126)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(126)	—	—	—	—	(126)
Operating expenses	(333)	(207)	(77)	—	—	(617)
Depreciation, depletion and impairment of tangible assets and mineral interests	—	—	—	—	—	—

Operating income	(459)	(207)	(77)	—	—	(743)
Equity in net income (loss) of affiliates and other items	329	—	(17)	—	—	312
Tax on net operating income	298	70	30	—	—	398

Net operating income	168	(137)	(64)	—	—	(33)
Net cost of net debt						(6)
Non-controlling interests						9

Net income						(30)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	—	(205)	(77)	—
- On net operating income	—	(133)	(50)	—

1st quarter 2016 (adjusted) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	3,592	13,938	15,433	4	—	32,967
Intersegment sales	3,262	4,148	132	70	(7,612)	—
Excise taxes	—	(961)	(4,358)	—	—	(5,319)

Revenues from sales	6,854	17,125	11,207	74	(7,612)	27,648
Operating expenses	(4,465)	(15,575)	(10,704)	(220)	7,612	(23,352)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,247)	(253)	(172)	(8)	—	(2,680)

Adjusted operating income	142	1,297	331	(154)	—	1,616
Equity in net income (loss) of affiliates and other items	341	177	31	103	—	652
Tax on net operating income	15	(346)	(110)	37	—	(404)

Adjusted net operating income	498	1,128	252	(14)	—	1,864
Net cost of net debt						(204)
Non-controlling interests						(24)

Adjusted net income						1,636

Adjusted fully-diluted earnings per share ($)						0.68

(a)	Except for earnings per share.

1st quarter 2016 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	4,237	259	390	22	—	4,908
Total divestments	915	29	37	4	—	985
Cash flow from operating activities	2,113	(421)	240	(51)	—	1,881

1st quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,225	17,464	19,620	4	—	42,313
Intersegment sales	4,384	6,967	272	52	(11,675)	—
Excise taxes	—	(933)	(4,417)	—	—	(5,350)

Revenues from sales	9,609	23,498	15,475	56	(11,675)	36,963
Operating expenses	(5,969)	(21,717)	(14,863)	(239)	11,675	(31,113)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,441)	(252)	(174)	(5)	—	(3,872)

Operating income	199	1,529	438	(188)	—	1,978
Equity in net income (loss) of affiliates and other items	769	762	(80)	294	—	1,745
Tax on net operating income	(368)	(446)	(131)	(82)	—	(1,027)

Net operating income	600	1,845	227	24	—	2,696
Net cost of net debt						(188)
Non-controlling interests						155

Net income						2,663
1st quarter 2015 (adjustments)(a) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	(146)	—	—	—	—	(146)
Intersegment sales	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—

Revenues from sales	(146)	—	—	—	—	(146)
Operating expenses	(140)	194	(7)	—	—	47
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,046)	—	—	—	—	(1,046)

Operating income	(1,332)	194	(7)	—	—	(1,145)
Equity in net income (loss) of affiliates and other items	136	661	(89)	—	—	708
Tax on net operating income	437	(110)	2	—	—	329

Net operating income	(759)	745	(94)	—	—	(108)
Net cost of net debt						—
Non-controlling interests						169

Net income						61

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	—	235	(7)	—
- On net operating income	—	150	(5)	—

1st quarter 2015 (adjusted) (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,371	17,464	19,620	4	—	42,459
Intersegment sales	4,384	6,967	272	52	(11,675)	—
Excise taxes	—	(933)	(4,417)	—	—	(5,350)

Revenues from sales	9,755	23,498	15,475	56	(11,675)	37,109
Operating expenses	(5,829)	(21,911)	(14,856)	(239)	11,675	(31,160)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,395)	(252)	(174)	(5)	—	(2,826)

Adjusted operating income	1,531	1,335	445	(188)	—	3,123
Equity in net income (loss) of affiliates and other items	633	101	9	294	—	1,037
Tax on net operating income	(805)	(336)	(133)	(82)	—	(1,356)

Adjusted net operating income	1,359	1,100	321	24	—	2,804
Net cost of net debt						(188)
Non-controlling interests						(14)

Adjusted net income						2,602

Adjusted fully-diluted earnings per share ($)						1.13

(a)	Except for earnings per share.

1st quarter 2015 (M$)	Upstream	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	8,151	434	215	9	—	8,809
Total divestments	1,162	1,766	52	4	—	2,984
Cash flow from operating activities	3,525	314	644	(96)	—	4,387

9) Reconciliation of the information by business segment with consolidated financial statements

1st quarter 2016 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	32,967	(126)	32,841
Excise taxes	(5,319)	—	(5,319)
Revenues from sales	27,648	(126)	27,522
Purchases net of inventory variation	(17,357)	(282)	(17,639)
Other operating expenses	(5,801)	(335)	(6,136)
Exploration costs	(194)	—	(194)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,680)	—	(2,680)
Other income	171	329	500
Other expense	(54)	(16)	(70)
Financial interest on debt	(268)	(6)	(274)
Financial income from marketable securities & cash equivalents	10	—	10
Cost of net debt	(258)	(6)	(264)
Other financial income	191	—	191
Other financial expense	(155)	—	(155)
Equity in net income (loss) of affiliates	499	(1)	498
Income taxes	(350)	398	48

Consolidated net income	1,660	(39)	1,621
Group share	1,636	(30)	1,606
Non-controlling interests	24	(9)	15
(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

1st quarter 2015 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	42,459	(146)	42,313
Excise taxes	(5,350)	—	(5,350)
Revenues from sales	37,109	(146)	36,963
Purchases net of inventory variation	(24,432)	228	(24,204)
Other operating expenses	(6,176)	(96)	(6,272)
Exploration costs	(552)	(85)	(637)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,826)	(1,046)	(3,872)
Other income	526	1,095	1,621
Other expense	(99)	(343)	(442)
Financial interest on debt	(262)	—	(262)
Financial income from marketable securities & cash equivalents	31	—	31
Cost of net debt	(231)	—	(231)
Other financial income	142	—	142
Other financial expense	(166)	—	(166)
Equity in net income (loss) of affiliates	634	(44)	590
Income taxes	(1,313)	329	(984)

Consolidated net income	2,616	(108)	2,508
Group share	2,602	61	2,663
Non-controlling interests	14	(169)	(155)
(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

10) Changes in progress in the Group structure

•	Upstream

•	TOTAL has signed in January 2016 an agreement for the sale to Zarubezhneft of a 20% stake in Kharyaga, Russia. Completion of the sale is subject to approval by the relevant authorities. At March 31, 2016 the assets and liabilities remain respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $247 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $167 million. The assets and liabilities concerned mainly include tangible assets for an amount of $185 million and deferred tax liabilities for an amount of $91 million.

•	Marketing & Services

•	TOTAL has signed in September 2015 an agreement for the sale to Demirören Group of its service station network and commercial sales, supply and logistics assets located in Turkey. At March 31, 2016 the assets and liabilities remain respectively classified in the consolidated balance sheet in “assets classified as held for sale” for an amount of $477 million and “liabilities directly associated with the assets classified as held for sale” for an amount of $203 million. The assets and liabilities concerned mainly include intangible and tangible assets for an amount of $135 million, trade receivables for an amount of $151 million and current bank debt for an amount of $108 million. This transaction was finalized on April 15, 2016.

11) Post-closing and other events

•	On April 15, 2016, TOTAL finalized the sale to Demirören Group of its service station network and commercial sales, supply and logistics assets located in Turkey.